

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 29, 2009

Mr. David Gillan
Chief Financial Officer
Global Sources Ltd.
Canon's Court
22 Victoria Street
Hamilton, HM, 12 Bermuda

> **RE:** **Global Sources LTD**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 26, 2009**
> **File No. 000-30678**

Dear Mr. Gillan:

We have reviewed your supplemental response letter dated October 15, 2009 as well as your filing and have the following comment.

Form 20-F for Fiscal Year Ended December 31, 2008

Non-Cash Compensation Expense, page 40

1. We note in your response to comment 4 that management has determined that the measurement date for share awards to non-employees is established as the date at which the non-employee performance is completed. For those share awards where the measurement date has not occurred, you re-measure the fair value of the share awards to non-employees at each interim financial reporting date before the measurement date, for purposes of recognizing the non-cash compensation costs during those financial periods. So that we may fully understand your basis for this policy, please explain to us the nature and terms of the equity instruments issued to non-employees and your consideration of these terms when applying the accounting guidance to the share awards. Please provide us a detailed, comprehensive explanation that specifically addresses each of the following items. In addition, you should also revise your critical accounting policy disclosures, MD&A, and financial footnote policy disclosures to reflect the information provided in your response so that the nature and terms of the equity

instruments issued to non-employees, your accounting for them, and the basis for this accounting are wholly transparent to readers. Please confirm to us that you will do so in future filings and provide us a draft of your proposed disclosures.

a. Describe the nature of the services provided by the non-employees in exchange for the equity instruments. Tell us how the non-employees provide these services under the arrangements, how completion of the service is determined, and how the provision of these services relates to the vesting of the equity instruments.

b. Explain all of the terms of the awards to non-employees. Specifically, explain to us the vesting terms, terms governing forfeiture and acceleration of vesting, if any.

c. Please clarify if there are any vesting triggers in the arrangements or do the awards vest in a straight-line manner over the life of the award. Tell us if the vesting of the instruments is linked to a specified deliverable within your arrangement with the non-employee. Also, tell us if the vested shares are subject to any claw-back provisions if the non-employee fails to fully perform as agreed under the terms of their arrangement with the company.

d. Explain the ownership rights of the non-employee over the vested equity instruments prior to the completion of the five to six year vesting period. Tell us if your agreements with non-employees specifically limit their rights to the vested equity instruments while they remain in service to the company.

e. Provide us a sufficiently detailed summary of how you calculated the amount recorded as a re-measurement of equity compensation expense relating to non-employees during the year ended December 31, 2008.

f. Provide a detailed, two year roll-forward summarizing all of your activity with respect to equity instruments issued to non-employees. Indicate the total number of equity instruments outstanding at the beginning of the year, the total number non-vested instruments at the beginning of each year, the amount that vested during the year, the amount awarded during the year, and the total number of vested and unvested options issued to non-employees at the end of each year.

g. Regarding your policy disclosure in Note 2(v), rather than repeating the guidance in EITF Issue No. 96-18 you should explain to readers how you are applying this guidance to your equity instruments. Also provide detailed information regarding your issuances of equity instruments to non-employees, including a roll-forward schedule that fully illustrates these activities throughout the periods being reported.

h. In addition to the disclosures requested in the above comments, please quantify in MD&A and the footnotes the amount of the recorded adjustment to non-employee compensation expense and specify where this has been recorded in your income statement.

* * * *

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding this comment. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Stuart Downing
        Cahill Gordon & Reindel LLP